(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Activewear Reports Strong Fourth Quarter Results and Initiates Guidance for 2024

•Net sales of $783 million in the fourth quarter, up 9% vs. Q4 2022
•Q4 operating margin of 22.8%, adjusted operating margin1 of 19.7%
•Q4 diluted EPS of $0.89 up 89% and adjusted diluted EPS1 of $0.75 up 15% vs. Q4 2022
•Cash flow from operations of $239 million in Q4 and $547 million for the full year; free cash flow1 of $203 million in Q4 and $392 million for the full year
•Capital returned to shareholders of $204 million in Q4 and $492 million for the full year, through dividends and share repurchases
•Company announces 10% dividend increase for 2024
•Company initiates 2024 annual guidance

Montreal, Wednesday, February 21, 2024 - Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the fourth quarter and year ended December 31, 2023, and initiated annual guidance for 2024. In addition, the Company announced a dividend increase of 10% for 2024.

Overall, despite a challenging macro-economic backdrop and tough year over year comparative periods, 2023 was a year of strong progress on Gildan's Sustainable Growth strategy and its three key pillars focused on innovation, manufacturing capacity and ESG. Gildan finished the year with strong sales growth in the fourth quarter, an adjusted operating margin1 at the high end of the Company's target range and a return to growth in EPS. In addition, 2023 cash flow generation was robust and we closed the year with a healthy balance sheet, all of which positions us well for 2024.

“Outstanding operational execution by our highly skilled team of employees across our global footprint delivered strong Q4 results" said Vince Tyra, President and CEO. "As the Company celebrates its 40th anniversary this year, I see a bright future ahead, where we can leverage our strengths and continue to enhance value for all stakeholders. Since joining the Company, I’ve had the opportunity to visit with hundreds of employees in Montreal and Honduras and I've met with many of our key customers during the recent industry trade shows in Las Vegas, Nevada and Long Beach, California, which fueled my excitement for the future."

We generated sales for the fourth quarter of $783 million, up 9% over the prior year, and operating margins of 22.8%. We delivered strong adjusted gross margin1 and adjusted SG&A1 performance, which together drove adjusted operating margin of 19.7%, up 90 basis points versus last year. These results yielded GAAP and adjusted diluted EPS1 of $0.89 and $0.75, up 89% and 15% respectively year over year, marking the resumption of our quarterly EPS growth. Cash flow from operating activities increased to $239 million, up $50 million, mainly driven by a normalization of inventory levels at year end compared to last year, bringing full year cash from operating activities to $547 million. After capital expenditures, we generated free cash flow1 of $203 million and $392 million, slightly below our expectations for the fourth quarter and the full year respectively. In the fourth quarter, we repurchased 5.4 million shares under our normal course issuer bid (NCIB) program at a total cost of approximately $173 million, bringing our total repurchases for the year close to 7% of our public float. Accordingly, the Company returned a total of $492 million of capital to shareholders in 2023 through share repurchases and dividend payments. We ended 2023 with net debt1 of $993 million and a net debt leverage ratio1 of 1.5, well within our targeted debt levels.

Fourth Quarter 2023 Results
Net sales of $783 million for the fourth quarter ending December 31, 2023, were up 9% over the prior year, consisting of Activewear sales of $644 million, up 8%, and sales of $139 million in the Hosiery and underwear category, up 11%. The increase in Activewear sales was due to higher volumes, driven by POS as well as higher levels of customer replenishment than the prior year. POS also reflected strength in key product categories including fleece and ring spun products, which also drove favorable mix. While we saw some POS recovery in International markets, sales were down 24% reflecting continued macro-economic challenges in these markets and the lack of inventory replenishment compared to the prior year. In the Hosiery and underwear category, the increase was mainly due to higher volumes, driven by a combination of better POS and the rollout of new programs in the mass retail channel. Despite continued industry-wide weak demand for men’s underwear and socks, we achieved a solid performance in this category.

We generated gross profit of $237 million, or 30.2% of sales, versus $235 million, or 32.6% in the prior year which included an insurance gain of $25.6 million. On an adjusted basis1, gross profit of $237 million, or 30.2% of sales, was up $28 million. The resulting adjusted gross margin improvement of 110 basis points was primarily due to lower raw material costs slightly offset by lower net selling prices. As expected, we saw a sequential improvement of 270 basis points to our adjusted gross margin, as pressure from the flow-through of peak cotton costs subsided significantly in the fourth quarter.

SG&A expenses of $88 million, or 11.3% of sales, were up $15 million compared to last year, reflecting higher volumes, as well as a charge of $6 million related to CEO separation costs and related advisory fees on shareholder matters. Adjusting for this charge, adjusted SG&A expenses as a percentage of sales of 10.5% in the quarter compares to 10.2% last year, as the impact of higher expenses more than offset the benefit of sales leverage.

In the quarter, we incurred restructuring and acquisition-related costs of $11 million, mainly due to the previously announced closure of a yarn-spinning plant in the U.S., compared to $6 million of restructuring and acquisition-related costs in the prior year. Given fiscal 2023 performance and profitability projections related to our hosiery sales, we also recorded a $41 million reversal of prior hosiery-related impairment charges. After reflecting the net impact of these items in both years, operating income of $178 million was up from $93 million last year. On an adjusted basis, operating income1 of $155 million, or 19.7% of sales, compares to $136 million, or 18.8% of sales in the prior year. The increase in adjusted operating income reflected higher sales and higher adjusted gross margin. The 90 basis point improvement in adjusted operating margin was mainly due to the increase in adjusted gross margin.

After reflecting net financial expenses of $21 million, up $8 million over the prior year due to higher interest rates and average net borrowing levels, and the positive benefit of a lower outstanding share base, we reported diluted EPS and adjusted diluted EPS of $0.89 and $0.75, up 89% and 15% respectively, versus diluted EPS and adjusted diluted EPS of $0.47 and $0.65 respectively, in the same quarter last year.

Cash flow from operating activities increased to $239 million in the fourth quarter, and to $547 million for the full year, up respectively $50 million and $133 million from the prior year. Capital expenditures of $208 million for the full year, which included $36 million in the fourth quarter, came in, as expected, closer to the lower end of our target range for 2023. These investments were related to capacity and vertical integration projects, including the construction of our new large-scale, low-cost manufacturing complex in Bangladesh which continues to ramp-up. We generated free cash flow of $203 million in the fourth quarter, bringing the total for the year to $392 million in 2023, up respectively $72 million and $194 million versus the prior year. For both periods, the increase in free cash flow reflected lower working capital investments versus the prior year when the Company brought inventories to higher and more optimal levels, as well as lower capital expenditures. The Company ended 2023 with net debt of $993 million, up from $874 million in 2022 and a net debt leverage ratio of 1.5 times adjusted EBITDA, well within our targeted debt levels.

Full Year 2023 Results
For the year ended December 31, 2023, net sales of $3,196 million were down 1% year over year, as expected, reflecting a decrease of 3% in Activewear sales and a 10% increase in the Hosiery and underwear category. Activewear sales of $2,668 million were down $95 million, primarily due to lower sales volumes compared to the prior year where we saw stronger levels of distributor inventory replenishment, partly offset by slightly higher net selling prices. While overall Activewear POS was soft for the full year, we saw year over year POS trends for this category improve sequentially through the first three quarters of the year before stabilizing in the fourth quarter. International sales of $225 million were down 17% versus the prior year period mainly due to the non-recurrence of prior year restocking in addition to distributors' cautious inventory management throughout the year, in a challenged market. The strong performance in the Hosiery and underwear category, with sales of $528 million, up $50 million, was driven by growth stemming from the expansion of our private label offering and the roll-out of new underwear programs in the mass retail channel, as well as strength in hosiery. Additionally, even though industry-wide demand remained weak for these categories, we benefited from a more favorable demand environment in comparison to 2022, along with the normalization of inventories at retailers.

We realized gross margins of 27.5%, down 310 basis points year over year, which includes the recognition of hurricane insurance recoveries representing 70 basis points. On an adjusted basis, gross margin of 27.4% was down 240 basis points, mainly a result of the flow-through impact of peak fiber costs on our cost of sales earlier in the year and higher manufacturing input costs, as anticipated, partly offset by slightly higher net selling prices.

SG&A expenses were $330 million, or 10.3% as a percentage of net sales, reflecting the impact of CEO separation costs and related advisory fees on shareholder matters, detailed above, and inflation on overall costs, which were mostly offset by the impact of lower volumes, lower variable compensation expenses and the benefit from our cost containment measures. On an adjusted basis, SG&A expenses as percentage of sales came in line with prior year, at 10.1%.

We generated operating income of $644 million or 20.1% of sales, which included the benefit of a $77 million net insurance gain, a $41 million non-cash reversal of a portion of a prior-year hosiery-related impairment charge, and a $25 million gain from the sale and leaseback of one of our U.S. distribution facilities, partly offset by higher restructuring costs of $46 million. Operating income of $603 million in 2022, or 18.6% of sales, included the non-cash impairment charge of $62 million for hosiery, partly offset by an insurance accounting gain of $26 million. On an adjusted basis, we generated operating income of $553 million in 2023, which translated to an adjusted operating margin of 17.3% compared to $639 million and 19.7% respectively last year, mainly reflecting gross margin pressure in the year.

After reflecting net financial expenses of $80 million, up from $37 million last year, our net earnings and adjusted net earnings1 reached $534 million and $453 million respectively, in 2023, down 1% and 21% versus prior year. After reflecting the impact of share repurchases made under the Company's NCIB programs, diluted EPS and adjusted diluted EPS of $3.03 and $2.57, were up 3% and down 17% respectively, versus diluted EPS and adjusted diluted EPS of $2.93 and $3.11 respectively, last year.

Outlook
Over the last year, Gildan has continued to execute on the key components of the Gildan Sustainable Growth strategy. While an industry-wide soft demand environment has meant that revenue growth during this period was challenging to achieve, we have nonetheless continued to drive market share gains in key product categories. This positions us well as we move forward, leveraging our strategy and strong capabilities, and further opportunities in the targeted markets that we serve.

For 2024, we expect the following:
•Revenue growth for the full year to be flat to up low-single digits;
•Adjusted operating margin slightly above the high end of our 18% to 20% annual target range;
•Capex to come in at approximately 5% of sales;
•Adjusted diluted EPS in the range of $2.92 to $3.07, up significantly between 13.5% and 19.5% year over year;
•Free cash flow above 2023 levels driven by increased profitability, lower working capital investments and lower capital expenditures than in 2023.

The assumptions underpinning our 2024 guidance are as follows:

•Our outlook assumes that POS trends continue to improve compared to 2023, reflecting potential for recovery in various markets, as well as overall growth opportunities. Our top line guidance also takes into account the expiration of the Under Armour sock license agreement on March 31, 2024, which is expected to have minimal impact on our profitability. Excluding the impact of this agreement, full year revenue growth in 2024 would be in the low to mid-single digit range.

•Q1 net sales are expected to be down low single digits year over year, as the impact of higher-than-expected levels of customer replenishment realized in Q4 2023 will result in lower levels of replenishment in Q1 2024. As such, we expect Q1 adjusted operating margin to come in around the low end of our 18% to 20% target range.

•Given our strong free cash flow outlook, we assume share repurchases continue in 2024, with our debt leverage ratio maintained within our target range of 1 to 2 times.

•Though the timing of the potential enactment of legislation remains uncertain, we have incorporated the estimated impact of the implementation of draft Global Minimum Tax legislation in Canada and Barbados on our effective tax rate, retroactive to January 1, 2024, as well as certain refundable tax credits expected to be introduced in one of the jurisdictions in which we operate, which will reduce our SG&A.

The above outlook assumes no meaningful deterioration from current market conditions including the pricing and inflationary environment. This outlook reflects our expectations as of February 21, 2024 and is subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release and in our annual MD&A for the year ended December 31, 2023. The board may modify, extend or terminate current or future share repurchase programs at any time.

Environmental, Social and Governance (ESG) Highlights
As previously announced in December 2023, the Company was included on the Dow Jones Sustainability™ (DJSI) North America Index for its ongoing efforts towards ESG initiatives, marking its 11th consecutive year of inclusion on the DJSI. More recently, Gildan was also included in the 2024 Sustainability Yearbook for the 12th consecutive year based on S&P Global’s Corporate Sustainability Assessment for its demonstrated sustainability practices. Finally, Gildan was also recently included in CDP’s leadership band for the fourth time based on its 2023 climate change disclosures.

Increase in Quarterly Dividend
On February 20, 2024 the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.205 per share, payable on April 8, 2024, to shareholders of record on March 13, 2024. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid
Under its current normal course issuer bid ("NCIB") that commenced on August 9, 2023, and will end on August 8, 2024, Gildan is authorized to repurchase for cancellation up to 8,778,638 common shares, representing 5% of Gildan’s issued and outstanding shares as of July 31, 2023. The NCIB is conducted by means of purchases through the facilities of the TSX and the NYSE and through alternative Canadian trading systems. During the period from August 9, 2023 to February 20, 2024, Gildan purchased for cancellation a total of 8,571,018 common shares, representing 4.9% of the Company’s issued and outstanding common shares as at July 31, 2023.

Disclosure of Outstanding Share Data
As at February 19, 2024, there were 168,661,402 common shares issued and outstanding along with 467,401 stock options and 60,528 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss fourth quarter and full year 2023 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on Gildan's company website at the following link: http://www.gildancorp.com/events. The conference call can be accessed by dialing toll-free (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 8434821. A replay will be available for 7 days starting at 11:30 AM ET by dialing toll-free (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode.

Notes
This release should be read in conjunction with the attached unaudited condensed financial statements as at and for the three and twelve months ended December 31, 2023, and Gildan's Management’s Discussion and Analysis and its audited consolidated financial statements for the fiscal year ended December 31, 2023 which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and will also be provided on Gildan's website. Gildan has filed its annual report on Form 40-F for the year ended December 31, 2023 with the SEC. The Form 40-F, including the audited combined financial statements, included therein, is available at https://gildancorp.com/en/ and on EDGAR at http://www.sec.gov. Hard copies of the audited combined financial statements are available free of charge on request by calling (514) 744-8515.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Three months ended			Twelve months ended
	December 31, 2023	January 1, 2023	Variation (%)	December 31, 2023	January 1, 2023	Variation (%)
Net sales	782.7	720.0	8.7%	3,195.9	3,240.5	(1.4)%
Gross profit	236.6	234.8	0.8%	880.1	992.4	(11.3)%
Adjusted gross profit(1)	236.6	209.2	13.1%	877.0	965.5	(9.2)%
SG&A expenses	88.3	73.6	20.0%	330.4	326.3	1.3%
Adjusted SG&A expenses(1)	82.0	73.6	11.4%	324.1	326.3	(0.7)%
Gain on sale and leaseback	—	—	n.m.	(25.0)	—	n.m.
Net insurance gains	—	—	n.m.	(74.2)	—	n.m.
Restructuring and acquisition-related costs	10.9	6.3	73.0%	45.8	0.5	n.m.
Impairment (Impairment reversal) of intangible assets	(40.8)	62.3	n.m.	(40.8)	62.3	n.m.
Operating income	178.1	92.6	92.3%	643.9	603.4	6.7%
Adjusted operating income(1)	154.5	135.6	13.9%	552.9	639.3	(13.5)%
Adjusted EBITDA(1)	185.3	163.6	13.3%	674.5	764.2	(11.7)%
Financial expenses	21.2	13.3	59.4%	79.7	37.0	115.4%
Income tax expense (recovery)	3.6	(4.6)	n.m.	30.6	24.9	23.0%
Net earnings	153.3	83.9	82.7%	533.6	541.5	(1.5)%
Adjusted net earnings(1)	129.2	117.2	10.2%	452.6	574.7	(21.2)%
Basic EPS	0.89	0.47	89.4%	3.03	2.94	3.1%
Diluted EPS	0.89	0.47	89.4%	3.03	2.93	3.4%
Adjusted diluted EPS(1)	0.75	0.65	15.4%	2.57	3.11	(17.4)%
Gross margin(2)	30.2%	32.6%	(2.4) pp	27.5%	30.6%	(3.1) pp
Adjusted gross margin(1)	30.2%	29.1%	1.1 pp	27.4%	29.8%	(2.4) pp
SG&A expenses as a percentage of sales(3)	11.3%	10.2%	1.1 pp	10.3%	10.1%	0.2 pp
Adjusted SG&A expenses as a percentage of sales(1)	10.5%	10.2%	0.3 pp	10.1%	10.1%	—
Operating margin(4)	22.8%	12.9%	9.9 pp	20.1%	18.6%	1.5 pp
Adjusted operating margin(1)	19.7%	18.8%	0.9 pp	17.3%	19.7%	(2.4) pp
Cash flows from operating activities	239.1	189.4	26.2%	546.6	413.5	32.2%
Capital expenditures	35.6	80.5	(55.8)%	208.0	244.6	(14.9)%
Free cash flow(1)	203.3	130.8	55.4%	391.7	197.6	98.2%
Diluted weighted average number of common shares outstanding (in ‘000s)	171,806	179,897	n/a	176,224	184,532	n/a

As at (in $ millions, or otherwise indicated)					December 31, 2023	January 1, 2023
Inventories					1,089.4	1,225.9
Trade accounts receivable					412.5	248.8
Net debt(1)					993.4	873.6
Net debt leverage ratio(1)					1.5	1.1
(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures" in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income (loss) divided by net sales.
n.m. = not meaningful
n/a = not applicable

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q4 2023	Q4 2022	Variation (%)	YTD 2023	YTD 2022	Variation (%)
Activewear	644.0	595.4	8.1%	2,668.0	2,762.5	(3.4)%
Hosiery and underwear	138.7	124.6	11.4%	527.9	478.0	10.5%
	782.7	720.0	8.7%	3,195.9	3,240.5	(1.4)%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q4 2023	Q4 2022	Variation (%)	YTD 2023	YTD 2022	Variation (%)
United States	699.5	626.6	11.6%	2,858.1	2,846.8	0.4%
Canada	29.7	22.7	30.7%	112.4	122.5	(8.2)%
International	53.5	70.7	(24.2)%	225.4	271.2	(16.9)%
	782.7	720.0	8.7%	3,195.9	3,240.5	(1.4)%

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Restructuring and acquisition-related costs were $46 million for the fiscal year ended December 31, 2023 (2022 - $0.5 million, 2021 - $8 million).

Impairment (Impairment reversal) of intangible assets, net of write-downs
During the fourth quarter of fiscal 2021 we reported a $32 million credit to income, as a result of an impairment reversal of $56 million and a $24 million write-off of certain intangible assets relating to the Company's Hosiery CGU. During the fourth quarter of fiscal 2022 we reported an impairment charge of $62 million relating to the Company's Hosiery CGU. During the fourth quarter of fiscal 2023 we reported an impairment reversal of $41 million relating to the Hosiery CGU. These impairment charges and impairment reversals are included as adjustments in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Net insurance losses (gains)
Net insurance gains of $77 million (2022 - $26 million, 2021 - $46 million) for the fiscal year ended January 1, 2023, related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. Net insurance gains relate to the recognition of insurance recoveries for business interruption losses and insurance recoveries for damaged equipment. Insurance gains relating to recoveries for business interruption losses of $74 million (2022 - nil, 2021 - nil), are recorded in insurance gains, and included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Net insurance gains and losses relating mainly to recoveries for damaged equipment, salary and benefits for idle employees of $3 million (gain), (2022 - $26 million (gain), 2021 - $46 million (gain)), are recorded in cost of sales and included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Impact of strategic product line initiatives
In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative include exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative has included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and in the fourth quarter of fiscal 2021, the write-down of production equipment and other assets relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The charges related to this initiative in fiscal 2021, 2022 and 2023, were as follows:

•Fiscal 2021 includes $9 million of charges included in cost of sales, consisting of $4 million in inventory write-downs related primarily to the Company's plan to discontinue its legwear and intimates product line, and the write-down of production equipment and other assets relating to discontinued SKUs of $5 million in the fourth quarter of 2021.

•Fiscal 2022 includes $1 million gain related to the reversal of a reserve relating to Company's strategic initiatives to significantly reduce its product line SKU counts.

•Fiscal 2023 recoveries were nil.

Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

CEO separation costs and related advisory fees on shareholder matters
Relates to the separation costs with respect to the departure of the Company’s former CEO in December 2023 and related advisory, legal and other fees and expenses related to the ongoing proxy contest and shareholder matters. The Company has recorded a charge of $6.3 million in the fourth quarter of fiscal 2023, consisting of accrued termination benefits as well as advisory and legal fees, partially offset by a reversal for previously recognized stock-based compensation expense.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, Impairment (impairment reversal) of intangible assets, net of write-downs, the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback (new in 2023), CEO separation costs and related advisory fees on shareholder matters (new in 2023), and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023	January 2, 2022

Net earnings	153.3	83.9	533.6	541.5	607.2
Adjustments for:
Restructuring and acquisition-related costs	10.9	6.3	45.8	0.5	8.2
Impairment (Impairment reversal) of intangible assets, net of write-downs	(40.8)	62.3	(40.8)	62.3	(31.5)
Impact of strategic product line initiatives	—	—	—	(1.0)	8.8
Gain on sale and leaseback	—	—	(25.0)	—	—
Net insurance gains	—	(25.6)	(77.3)	(25.9)	(46.0)
CEO separation costs and related advisory fees on shareholder matters	6.3	—	6.3	—	—
Income tax expense (recovery) relating to the above-noted adjustments	(0.5)	0.2	10.0	7.2	—
Income tax recovery related to the revaluation of deferred income tax assets and liabilities(1)	—	(9.9)	—	(9.9)	(8.6)
Adjusted net earnings	129.2	117.2	452.6	574.7	538.1
Diluted EPS	0.89	0.47	3.03	2.93	3.07
Adjusted diluted EPS(2)	0.75	0.65	2.57	3.11	2.72
(1) Includes an income tax recovery of nil (2022 - $9.9 million, 2021 - $8.6 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.
(2) This is a non-GAAP ratio. It is calculated as adjusted net earnings (loss) divided by the diluted weighted average number of common shares outstanding.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of the Company's strategic product line initiatives, and net insurance gains. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers, that could otherwise be masked by the impact of our strategic product line initiatives and net insurance gains that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023	January 2, 2022

Gross profit	236.6	234.8	880.1	992.4	940.2
Adjustments for:
Impact of strategic product line initiatives	—	—	—	(1.0)	8.8
Net insurance gains	—	(25.6)	(3.1)	(25.9)	(46.0)
Adjusted gross profit	236.6	209.2	877.0	965.5	903.0

Net sales	782.7	720.0	3,195.9	3,240.5	2,922.6
Sales return allowance for anticipated product returns	—	—	—	—	—
Net sales excluding the allowance for anticipated product returns related to discontinued SKUs	782.7	720.0	3,195.9	3,240.5	2,922.6
Gross margin	30.2%	32.6%	27.5%	30.6%	32.2%
Adjusted gross margin(1)	30.2%	29.1%	27.4%	29.8%	30.9%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of sales
Adjusted SG&A expenses is calculated as selling, general and administrative expenses excluding the impact of CEO separation costs and related advisory fees on shareholder matters (new in 2023). The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of sales to measure its performance from one period to the next, without the variation caused by the impact of the item described above. Excluding this item does not imply it is non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses and write-offs that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023	January 2, 2022

SG&A expenses	88.3	73.6	330.4	326.3	311.6
Adjustment for:
CEO separation costs and related advisory fees on shareholder matters	6.3	—	6.3	—	—
Adjusted SG&A expenses	82.0	73.6	324.1	326.3	311.6
SG&A expenses as a percentage of sales	11.3%	10.2%	10.3%	10.1%	10.7%
Adjusted SG&A expenses as a percentage of sales(1)	10.5%	10.2%	10.1%	10.1%	10.7%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment (impairment reversal) of intangible assets, the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback (new in 2023) and CEO separation costs and related advisory fees on shareholder matters (new in 2023). Adjusted operating margin is calculated as adjusted operating income divided by net sales, excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023	January 2, 2022

Operating income	178.1	92.6	643.9	603.4	651.9
Adjustments for:
Restructuring and acquisition-related costs	10.9	6.3	45.8	0.5	8.2
Impairment (Impairment reversal) of intangible assets, net of write-downs	(40.8)	62.3	(40.8)	62.3	(31.5)
Impact of strategic product line initiatives	—	—	—	(1.0)	8.8
Gain on sale and leaseback	—	—	(25.0)	—	—
Net insurance gains	—	(25.6)	(77.3)	(25.9)	(46.0)
CEO separation costs and related advisory fees on shareholder matters	6.3	—	6.3	—	—
Adjusted operating income	154.5	135.6	552.9	639.3	591.4

Operating margin	22.8%	12.9%	20.1%	18.6%	22.3%
Adjusted operating margin(1)	19.7%	18.8%	17.3%	19.7%	20.2%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, the gain on sale and leaseback (new in 2023), CEO separation costs and related advisory fees on shareholder matters (new in 2023), and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023	January 2, 2022

Net earnings	153.3	83.9	533.6	541.5	607.2
Restructuring and acquisition-related costs	10.9	6.3	45.8	0.5	8.2
Impairment (Impairment reversal) of intangible assets, net of write-downs	(40.8)	62.3	(40.8)	62.3	(31.5)
Impact of strategic product line initiatives	—	—	—	(1.0)	8.8
Gain on sale and leaseback	—	—	(25.0)	—	—
Net insurance gains	—	(25.6)	(77.3)	(25.9)	(46.0)
CEO separation costs and related advisory fees on shareholder matters	6.3	—	6.3	—	—
Depreciation and amortization	30.8	28.0	121.6	124.9	135.4
Financial expenses, net	21.2	13.3	79.7	37.0	27.3
Income tax (recovery) expense	3.6	(4.6)	30.6	24.9	17.4
Adjusted EBITDA	185.3	163.6	674.5	764.2	726.8

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions/dispositions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023	January 2, 2022

Cash flows from operating activities	239.1	189.4	546.6	413.5	617.5
Cash flows used in investing activities	(35.8)	(52.9)	(154.9)	(182.4)	(187.8)
Adjustment for:
Business (dispositions) acquisitions	—	(5.7)	—	(33.5)	164.0
Free cash flow	203.3	130.8	391.7	197.6	593.7

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	December 31, 2023	January 1, 2023	January 2, 2022

Long-term debt (including current portion)	985.0	930.0	600.0
Bank indebtedness	—	—	—
Lease obligations (including current portion)	98.1	94.0	109.1
Total debt	1,083.1	1,024.0	709.1
Cash and cash equivalents	(89.6)	(150.4)	(179.2)
Net debt	993.4	873.6	529.9

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements due primarily to adjustments in the latter related to lease accounting, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	December 31, 2023	January 1, 2023	January 2, 2022
Adjusted EBITDA for the trailing twelve months	674.5	764.2	726.8
Adjustment for:
Business acquisitions	—	—	22.8
Pro-forma adjusted EBITDA for the trailing twelve months	674.5	764.2	749.6

Net debt	993.4	873.6	529.9
Net debt leverage ratio(1)	1.5	1.1	0.7
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.6 at December 31, 2023.

Return on adjusted average net assets
Return on adjusted average net assets (Adjusted RONA) is defined as the ratio of return to adjusted average net assets for the last five quarters. Return is defined as adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Adjusted average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations. Adjusted average net assets and return are non-GAAP measures used as components of Adjusted RONA. The Company uses Adjusted RONA as a performance indicator to measure the efficiency of its invested capital. Management believes Adjusted RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. Adjusted RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.

(in $ millions)	December 31, 2023	January 1, 2023	January 2, 2022
Average total assets	3,565.7	3,344.4	3,050.8
Average cash and cash equivalents	(97.0)	(118.8)	(384.1)
Average net deferred income taxes	(11.4)	(12.9)	(15.6)
Average accumulated amortization of intangible assets, excluding software	304.7	254.9	254.8
Average total current liabilities, excluding the current portion of lease obligations and debt	(432.7)	(485.3)	(400.1)
Adjusted average net assets	3,329.3	2,982.3	2,505.8

	Twelve months ended
(in $ millions, or otherwise indicated)	December 31, 2023	January 1, 2023	January 2, 2022
Adjusted net earnings	452.6	574.7	538.1
Financial expenses, net (nil income taxes in all years)	79.7	37.0	27.3
Amortization of intangible assets, excluding software, net (nil income taxes in all three years)	8.3	13.8	12.8
Return	540.6	625.5	578.2
Return on adjusted average net assets (Adjusted RONA)	16.2%	21.0%	23.1%

Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not comparable to similarly titled measures used by other public companies.

	December 31, 2023	January 1, 2023	January 2, 2022
(in $ millions)

Cash and cash equivalents	89.6	150.4	179.2
Trade accounts receivable	412.5	248.8	330.0
Inventories	1,089.4	1,225.9	774.4
Prepaid expenses, deposits and other current assets	96.0	101.8	163.7
Accounts payable and accrued liabilities	(408.3)	(471.2)	(440.4)
Income taxes payable	(1.6)	(6.6)	(7.9)
Current portion of lease obligations	(14.2)	(13.8)	(15.3)
Current portion of long-term debt	(300.0)	(150.0)	—
Working capital	963.4	1,085.3	983.7

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales and revenue growth, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, return on adjusted average net assets, net debt to adjusted EBITDA leverage ratios, capital return and capital investments or expenditures, including our financial outlook set forth in this press release under the section “Outlook and update on Gildan Sustainable Growth Strategy”. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release, including certain assumptions relating to the financial outlook described in this press release under the section “Outlook and update on Gildan Sustainable Growth Strategy”.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials from current levels and energy related inputs used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties, including the expected implementation in the near term of a global minimum tax rate of 15%;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•rapid developments in artificial intelligence;
•changes in accounting policies and estimates;
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices; and
•the aggregate costs to the Company for CEO separation costs and advisory fees on shareholder matters.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-
downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE® and Peds®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.
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Investor inquiries: Jessy Hayem, CFA Vice-President, Head of Investor Relations (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	December 31, 2023	January 1, 2023
Current assets:
Cash and cash equivalents	$89,642	$150,417
Trade accounts receivable	412,498	248,785
Inventories	1,089,441	1,225,940
Prepaid expenses, deposits, and other current assets	95,955	101,810
Total current assets	1,687,536	1,726,952
Non-current assets:
Property, plant and equipment	1,174,515	1,115,169
Right-of-use assets	81,447	77,958
Intangible assets	261,419	229,951
Goodwill	271,677	271,677
Deferred income taxes	23,971	16,000
Other non-current assets	14,308	2,507
Total non-current assets	1,827,337	1,713,262
Total assets	$3,514,873	$3,440,214
Current liabilities:
Accounts payable and accrued liabilities	$408,294	$471,208
Income taxes payable	1,635	6,637
Current portion of lease obligations	14,161	13,828
Current portion of long term debt	300,000	150,000
Total current liabilities	724,090	641,673
Non-current liabilities:
Long-term debt	685,000	780,000
Lease obligations	83,900	80,162
Deferred income taxes	18,118	—
Other non-current liabilities	46,308	56,217
Total non-current liabilities	833,326	916,379
Total liabilities	1,557,416	1,558,052
Equity:
Share capital	271,213	202,329
Contributed surplus	61,363	79,489
Retained earnings	1,611,231	1,590,499
Accumulated other comprehensive income	13,650	9,845
Total equity attributable to shareholders of the Company	1,957,457	1,882,162
Total liabilities and equity	$3,514,873	$3,440,214

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Twelve months ended
	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
Net sales	$782,709	$720,022	$3,195,911	$3,240,482
Cost of sales	546,151	485,197	2,315,857	2,248,070
Gross profit	236,558	234,825	880,054	992,412
Selling, general and administrative expenses	88,269	73,588	330,391	326,258
Gain on sale and leaseback	—	—	(25,010)	—
Net insurance gains	—	—	(74,172)	—
Restructuring and acquisition-related costs	10,912	6,316	45,762	479
Impairment (Impairment reversal) of intangible assets	(40,770)	62,290	(40,770)	62,290
Operating income	178,147	92,631	643,853	603,385
Financial expenses, net	21,239	13,282	79,670	36,957
Earnings before income taxes	156,908	79,349	564,183	566,428
Income tax expense (recovery)	3,600	(4,551)	30,603	24,888
Net earnings	153,308	83,900	533,580	541,540
Other comprehensive (loss) income, net of related income taxes:
Cash flow hedges	(15,106)	(18,303)	3,805	(54,964)
Actuarial gain on employee benefit obligations	1,717	8,094	1,717	8,094
	(13,389)	(10,209)	5,522	(46,870)
Comprehensive income	$139,919	$73,691	$539,102	$494,670
Earnings per share:
Basic	$0.89	$0.47	$3.03	$2.94
Diluted	$0.89	$0.47	$3.03	$2.93

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Twelve months ended
	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
Cash flows from (used in) operating activities:
Net earnings	$153,308	$83,900	$533,580	$541,540
Adjustments for:
Depreciation and amortization	30,783	28,037	121,644	124,926
Non-cash restructuring charges related to property, plant and equipment, right-of-use assets, and computer software	10,135	4,916	18,142	(3,259)
Impairment (Impairment reversal) of intangible assets	(40,770)	62,290	(40,770)	62,290
(Gain) Loss on disposal of property, plant and equipment (PP&E), including insurance recoveries relating to PP&E	583	(28,003)	(24,584)	(34,195)
Share-based compensation	4,110	8,314	26,957	32,393
Deferred income taxes	(3,242)	(14,331)	10,147	(151)
Other	(8,444)	(13,674)	(14,042)	(2,962)
Changes in non-cash working capital balances	92,598	57,923	(84,468)	(307,094)
Cash flows (used in) from operating activities	239,061	189,372	546,606	413,488

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(34,676)	(79,086)	(203,289)	(239,128)
Purchase of intangible assets	(935)	(1,378)	(4,720)	(5,426)
Business dispositions (acquisitions)	—	5,663	—	33,543
Proceeds from sale and leaseback, insurance related to property, plant and equipment (PP&E) and other disposals of PP&E	(160)	21,935	53,151	28,607
Cash flows from (used in) investing activities	(35,771)	(52,866)	(154,858)	(182,404)

Cash flows from (used in) financing activities:
(Decrease) Increase in amounts drawn under revolving long-term bank credit facility	(40,000)	10,000	(95,000)	330,000
Payment of notes	—	—	(150,000)	—
Proceeds from delayed draw term loan	—	—	300,000	—
Payment of lease obligations	(4,465)	(3,410)	(24,894)	(16,559)
Dividends paid	(31,890)	(30,505)	(131,797)	(123,769)
Proceeds from the issuance of shares	42,977	12,943	55,086	14,968
Repurchase and cancellation of shares	(172,574)	(40,938)	(360,479)	(449,158)
Share repurchases for settlement of non-Treasury RSUs	(6,673)	(2,549)	(26,228)	(8,258)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(3,809)	(1,434)	(19,470)	(5,498)
Cash flows from (used in) financing activities	(216,434)	(55,893)	(452,782)	(258,274)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	281	555	259	(1,639)
Net (decrease) increase in cash and cash equivalents during the period	(12,863)	81,168	(60,775)	(28,829)
Cash and cash equivalents, beginning of period	102,505	69,249	150,417	179,246
Cash and cash equivalents, end of period	$89,642	$150,417	$89,642	$150,417

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